Incorporated in the Cayman Islands

ShangPharma Corporation

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value **US$0.0010000000**
Date of Record	Certificate Number	% Paid **100.00**

The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith.

Given under the Common Seal of the Company

__________________ Director __________________ Director / Secretary